                      SECURITIES AND EXCHANGE COMMISSION,
                            WASHINGTON, D.C. 20549
                              ------------------

                                  SCHEDULE TO
                                 (Rule 144-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                EFTC CORPORATION
                                ----------------
                       (Name of Subject Company (Issuer))

                          THAYER-BLUM FUNDING, L.L.C.
                          ---------------------------
                      (Names of Filing Persons (Offeror))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                  268443-10-8
                                  -----------
                     (CUSIP Number of Class of Securities)

                              Jeffrey W. Goettman
                          Thayer-BLUM Funding, L.L.C.
                         1455 Pennsylvania Avenue, N.W.
                            Washington,. D.C. 20004
                           Telephone:  (202) 371-0150

                                with a copy to:

                              Eric A. Stern, Esq.
                                Latham & Watkins
                          1001 Pennsylvania Ave. N.W.
                                   Suite 1300
                             Washington, D.C. 20004
                           Telephone:  (202) 627-2200

                           CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
                      Transaction
                      Valuation*                    Amount of Filing Fee**

                    $22,500,000.00                       $4,500.00
-------------------------------------------------------------------------------
* This calculation assumes the purchase of 5,625,000 shares of Common Stock of EFTC Corporation.

** The filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 1/50th of one percent of the aggregate value of cash offered by Thayer-BLUM Funding, L.L.C. for 5,625,000 shares of Common Stock at $4.00 per share.

[X]  Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $4,500.00    Filing Party:  Thayer-BLUM Funding, L.L.C.
                         ---------                   ---------------------------

Form or Registration: Schedule TO     Date Filed:  July 20, 2000
                      -----------                  -------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.

[ ]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                      EFTC REPORTS MAILING PROXY STATEMENT
                              TO ITS SHAREHOLDERS


DENVER--July 21, 2000--EFTC Corporation (NASDAQ: EFTC), a leading provider of high-mix electronic manufacturing services, reported that it has mailed a proxy statement to its shareholders which contains a notice of special meeting to seek their approval of certain aspects of a recapitalization transaction with Thayer Equity Investors IV, L.P. (Thayer) and BLUM Capital Partners, L.P. (BLUM).

In the first stage of the recapitalization transaction, on March 30, 2000, Thayer and BLUM invested a total of $54 million in EFTC in exchange for senior subordinated exchangeable notes and warrants. In the second stage of the transaction, on July 14, 2000, Thayer and BLUM invested a total of $14 million in EFTC in exchange for senior subordinated exchangeable notes. In the final stage of the recapitalization transaction, Thayer and BLUM have undertaken, concurrently with the mailing of the proxy statement, a tender offer, which is subject to the satisfaction of certain conditions, of up to 5,625,000 but not less than 500,000 shares of the outstanding common stock of EFTC at a price of $4.00 per share.

Upon shareholder approval of certain aspects of the transaction and consummation of the tender offer, the warrants will be cancelled and the senior subordinated exchangeable notes issued in March will be exchanged for senior subordinated convertible notes that are convertible into common stock at a conversion price of $2.58 per share and the senior subordinated exchangeable notes issued in July will be exchanged for EFTC's Series B Convertible Preferred Stock.

EFTC, a provider of high-mix electronic services, is headquartered in Denver, Colorado and employs over 1,500 people nationwide. EFTC provides its services primarily to OEM customers in the avionics, medical, instrumentation, and communications industries.

Thayer Capital Partners is a private equity investment firm based in Washington, DC. Thayer manages two private equity funds with more than $1.2 billion under management. The firm focuses on buyouts and growth equity investments in four primary industries: information technology and services, electronics and outsourced manufacturing, travel and leisure services, and outsourced business services.

BLUM Capital Partners is a San Francisco-based private equity and strategic block investment firm, which manages in excess of $3 billion in capital both domestically and internationally. BLUM has invested in a wide variety of businesses and has been successful initiating value-enhancing strategies, including going-private transactions, equity infusions to either restructure a balance sheet or provide growth capital, share repurchases, acquisition programs, and business unit divestitures.